Contact

www.linkedin.com/in/adam-bierschenk-039477250 (LinkedIn)

Top Skills

Sales
Customer Service
ERP Implementations

Adam Bierschenk

VP of Additive at 3DX Industries
Bellingham, Washington, United States

Summary

Mr.Bierschenk currently serves as 3DX's VP of Additive. His career has been shaped though 20+ years of hands-on experience in manufacturing and design with diverse teams. He is a Machinist, Shipwright, and Product Designer exceling in collaborative design. Adam has recently served as Engineering Director for Geoship SPC, Lead Designer for Swell Watercraft, and R&D technician at Johnson Outdoors. He first joined 3DX in 2018 as Quality Control Manager.

Experience

3DX Industries Inc

2 years 11 months

VP of Additive Manufacturing
November 2022 - Present (2 years 6 months)
Ferndale, Washington, United States

Digital Metal Printing

General Manager
June 2022 - March 2024 (1 year 10 months)
Ferndale, Washington, United States

Geoship

12 years 4 months

Board Member
June 2020 - Present (4 years 11 months)
Nevada City, California, United States

Engineering Director
January 2013 - January 2024 (11 years 1 month)
Nevada City, California, United States

Swell Watercraft

Watercraft Designer
March 2015 - Present (10 years 2 months)

Bellingham, Washington, United States

3DX Industries Inc
Quality Control Manager
January 2016 - June 2020 (4 years 6 months)

Johnson Outdoors
Kayak Shaper
December 2008 - November 2011 (3 years)
Ferndale, Washington, United States

Everett Marine Co-op
Shipwright
April 2002 - October 2006 (4 years 7 months)
Everett, Washington, United States

Restored Wooden Boats with a team of misfits instead of finishing that engineering degree...Learned a lot!